Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway appoints W. Shaun Jackson as President and CEO

    TORONTO, Dec. 17 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway" or the "Company") announced today that its founder William G.
Star is retiring from his position as president and chief executive officer, effective December 31, 2007. Mr. Star will remain as Chair of the Board. Shaun
Jackson, currently executive vice-president and chief financial officer, has been appointed as Mr. Star's successor.
    "Bill Star is a widely respected industry leader who has served this company, the insurance industry, and the community with dedication for many years," said lead director Michael Walsh. "His entrepreneurial spirit, vision, and drive have made Kingsway what it is today. As founding CEO, he succeeded in growing a small, private, and specialized Ontario automobile insurer into a
$2 billion public, diversified property and casualty company operating across
North America. On behalf of the board, shareholders, and Kingsway employees, I would like to thank him for his tremendous contributions and wish him all the best for his retirement."
    Mr. Star commented, "It is, of course, very difficult to step down from leadership of the company that I founded and was privileged to see grow successfully over many years. But the time is right to make the transition. We have great leaders throughout the organization who I know will work together to ensure a strong future for the Company and its shareholders."
    Mr. Walsh stated, "Shaun Jackson has been an executive with Kingsway since 1995. His experience and deep understanding of Kingsway's complex decentralized business model give the board confidence that he will lead the
Company effectively as President and CEO." Mr. Jackson commented, "Kingsway is a strong, entrepreneurial company with leadership talents at all levels of the organization and significant growth potential. It has weathered many storms in a highly cyclical industry. I am honoured to have been given the opportunity to lead this next phase in the Company's evolution, working with the senior team to find new ways of continuing Kingsway's tradition of growth and building shareholder value."

    Forward Looking Statements
    --------------------------
    This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2006 Annual Report under the heading Risks and Uncertainties in the
Management's Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

    About the Company
    -----------------
    Kingsway is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled.
Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the United States. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty
Insurance Company and Jevco Insurance Company. United States subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and
Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    The common shares of Kingsway are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: W. Shaun Jackson, Executive Vice-President and
Chief Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008; Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 08:30e 17-DEC-07